July 20, 2010

By Electronic Submission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street. NE

Washington, D.C. 20549-3720

Attn: Larry Spirgel, Assistant Director

Re:	The Princeton Review, Inc.

    Form 10-K for fiscal year ended December 31, 2009

    Filed March 15, 2010, as amended April 30, 2010

    File No. 000-32469

Dear Mr. Spirgel:

This letter is being furnished on behalf of The Princeton Review, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated July 13, 2010 (the “Letter”) to Michael Perik, Chief Executive Officer of the Company, with respect to the Company’s Form 10-K (the “Form 10-K”) that was filed with the Commission on March 15, 2010, as amended on April 30, 2010.

For reference purposes, the Staff’s numbered comment has been reproduced in italics herein with the response immediately following the comment. A copy of this letter is being sent under separate cover to Reid S. Hooper of the Commission.

COMMENT:

Form 10-K/A for fiscal year ended December 31, 2009

Grant of Plan-Based Awards in Fiscal 2009, page 16

1.	We note your response to our comment five in our letter dated June 11, 2010. However, we note your disclosure in prior proxy statements, notably as recent as your 2008 proxy statement filed on April 29, 2009, that certain named executive officers were granted performance options which contained performance vesting provisions relating to annual EBITDA and revenue targets. In addition, we note that your disclosure in your 2008 proxy statement with respect to these awards is not correct in the Grant of Plan-Based Awards Table. Pursuant to Item 402(d)(2)(iv) of Regulation S-K, the number of shares of stock, and the number of shares underlying options to be paid out or vested upon satisfaction of certain conditions are required to be disclosed in columns (f) through (h) of the Grant of Plan-Based Awards Table. Therefore in future filings, if applicable, please provide the estimated future payouts under your equity incentive plan awards.

United States Securities and Exchange Commission

Division of Corporation Finance

July 20, 2010

RESPONSE: The Company acknowledges the Staff’s comment and will provide in future filings, if applicable, the requested disclosures regarding estimated future payouts under the Company’s equity incentive plan awards.

*    *    *    *    *

In connection with the foregoing, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the enclosed matters, please contact me at (508) 663-5081 or by facsimile at (508) 663-5115.

Very truly yours,

/s/ Neal S. Winneg
Neal S. Winneg
Executive Vice President, General Counsel and Secretary

cc:	Reid S. Hooper
United States Securities and Exchange Commission
Michael Perik
The Princeton Review, Inc.
John M. Mutkoski, Esq.
Edward A. King, Esq.
Goodwin Procter LLP

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